UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __________)*

Rocky Mountain High Brands, Inc.
(Name of Issuer)
Common stock, $0.001 per share
(Title of Class of Securities)
77471R108
(CUSIP Number)
August 8, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77471R108	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS
Drip Drop Distro, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)	(a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Idaho
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
84,415,500
6.	SHARED VOTING POWER
0
7.	SOLE DISPOSITIVE POWER
84,415,500
8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,415,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (see instructions)	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.99%
12.	TYPE OF REPORTING PERSON* (see instructions)
OO-Limited Liability Company

CUSIP No. 77471R108	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: Rocky Mountain High Brands, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
3540 14th St. Plano, Texas 75074
Item 2(a).	Name of Person Filing: Drip Drop Distro, LLC

Item 2(b).	Address of Principal Business Office, or if None, Residence: 1445 Commerce Ave, Suite 120 Boise, ID 83705

Item 2(c).	Citizenship:
United States
Item 2(d).	Title of Class of Securities: Common stock, $0.001 per share

Item 2(e).	CUSIP Number: 77471R108

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1) (ii)(E);

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[ ]	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

CUSIP No. 77471R108	13G	Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 84,415,500

(b)	Percent of class: 9.99

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote 84,415,500,

	(ii)	Shared power to vote or to direct the vote 0,

	(iii)	Sole power to dispose or to direct the disposition of 84,415,500,

	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

                Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                Not applicable.

Item 8.	Identification and Classification of Members of the Group.

                Not applicable.

Item 9.	Notice of Dissolution of Group.

                Not applicable.

Item 10.	Certifications.

(b)	The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2023
(Date)

Drip Drop Distro, LLC

/s/ Troy Palmer
(Signature)
CEO
(Name/Title)